UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-8F
I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):
☑	Merger

☐	Liquidation

☐	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund:

Nuveen Insured Florida Tax-Free Advantage Municipal Fund

3.	Securities and Exchange Commission File No.:

811-21215

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
☑	Initial Application ☐ Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

333 West Wacker Drive Chicago, Illinois 60606

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Mark L. Winget 333 West Wacker Drive Chicago, Illinois 60606 (312) 917-7883 mark.winget@nuveen.com

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

As to records of the fund’s investment adviser:

Nuveen Investments 333 West Wacker Drive Chicago, Illinois 60606 (800) 257-8787

As to records of the fund’s custodian and transfer agent:

State Street Bank & Trust Company One Lincoln Street Boston, Massachusetts 02110 (617) 662-0197
NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8.	Classification of fund (check only one):
☑	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
☐	Open end ☑ Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Nuveen Asset Management 333 West Wacker Drive Chicago, Illinois 60606 (800) 257-8787

Nuveen Advisory Corp. 333 West Wacker Drive Chicago, Illinois 60606

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

None

13.	If the fund is a unit investment trust (“UIT”) provide:
(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes ☑ No

If Yes, for each UIT state:
Name(s):

File No.: 811-

Business Address:
15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☑ Yes ☐ No

If Yes, state the date on which the board vote took place:

January 13, 2009 and October 3, 2009

If No, explain

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☑ Yes ☐ No

If Yes, state the date on which the shareholder vote took place:

June 17, 2009

If No, explain
II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☑ Yes ☐ No
(a)	If Yes, list the date(s) on which the fund made those distributions:

October 19, 2009

(b)	Were the distributions made on the basis of net assets?

☑ Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☑ Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations Only:
Were any distributions to shareholders made in kind?

☐ Yes ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
17.	Closed-end funds only:
Has the fund issued senior securities

☑ Yes ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

Shareholders of Municipal Auction Rate Cumulative Preferred shares (“MuniPreferred”) received one share of the acquiring fund’s MuniPreferred for each share of the fund’s MuniPreferred held. The liquidation preference of each share of the fund’s MuniPreferred is the same as the liquidation preference of each share of the acquiring fund’s MuniPreferred. Common shareholders of the fund received, in exchange for their fund common shares, common shares of the acquiring fund having an equivalent total value.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☑ Yes ☐ No

If No,
(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes ☑ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

☐ Yes ☑ No

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes ☐ No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes ☑ No

If Yes,
(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request for Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses:	$109,278

(ii) Accounting expenses:	$7,963

(iii) Other expenses (list and identify separately):

Printing:	$49,364
Mailing and Tabulation:	20,510
Proxy Solicitation:	51,968
Miscellaneous (registration, transfer agent and communication):	12,619

(iv) Total expenses (sum of lines (i)-(iii) separately):

Legal expenses:	$109,278
Accounting expenses:	7,963
Other expenses:	134,461

	$251,702	(1)

(1)	Excludes legal and other expenses in connection with a lawsuit filed against the fund’s trustees. See footnote (1) to 24.
(b)	How were those expenses allocated?

The fund and the acquiring fund agreed to an allocation of expenses based on the relative benefit the adviser expects each fund to receive in connection with the reorganization as of the closing date. The total costs were estimated to be approximately $265,508 with the allocation to the acquiring fund and fund in the amounts of $13,806 and $251,702, respectively.

(c)	Who paid those expenses?

The fund and the acquiring fund.

(d)	How did the fund pay for unamortized expenses (if any)?

N/A

23.	Has the fund previously filed an application for an order of the commission regarding the Merger or Liquidation?

☐ Yes ☑ No

If Yes, cite the release numbers to the Commission’s notice and order or, if no notice or order has been issued, the file number and the date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes ☑ No(1)

(1)	On July 29, 2009, Western Investment Total Return Fund Ltd. (“Plaintiff”) filed a class action lawsuit in the United States District Court for the District of Massachusetts, Western Investments Total Return Fund Ltd. v. Robert P. Bremner, et al., C.A. No. 1:09-cv-11275-NMG, against the Trustees of the fund and three other Nuveen funds in connection with the reorganizations of such funds. The Plaintiff alleged that the Trustees of the funds breached their fiduciary duties to the funds for adopting and recommending a proposal to reorganize the funds into other Nuveen sponsored closed-end funds.
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☑ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger:
Nuveen Insured Tax-Free Advantage Municipal Fund

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-21213

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

333-157992; 497; April 22, 2009

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
     The undersigned states that (i) he has executed this form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Nuveen Insured Florida Tax-Free Advantage Municipal Fund, (ii) he is the Vice President of Nuveen Insured Florida Tax-Free Advantage Municipal Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

(Signature)
/s/ Mark L. Winget
Mark L. Winget